NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	5

Exhibit 1

July 6, 2011

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We refer to our disclosure letter dated July 5, 2011 which we submitted on the same date to your good Office via ODisy (Reference No. WLIST—2011000010501).

Please be advised that there was an error in the fourth page, No. 11, Item 9 (Other Events), Sub-Item 3. The total number of Non-Voting Serial Preferred Stock should be 807,500,000 shares (and not 808,750,000 shares).

Enclosed is the corrected version of the fourth page.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

July 6, 2011

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan Corporation Finance Department

Gentlemen:

We refer to our disclosure letter dated July 5, 2011 which we submitted on the same date to your good Office.

Please be advised that there was an error in the fourth page, No. 11, Item 9 (Other Events), Sub-item 3. The total number of Non-Voting Serial Preferred Stock should be 807,500,000 shares (and not 808,750,000 shares).

Enclosed is the corrected version of the fourth page.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on July 5, 2011:

1.	The Board accepted the resignation of Mr. Tatsu Kono as a director of the Company, effective immediately. The Board expressed their gratitude to Mr. Kono for his invaluable contribution and wished him continued success in his new assignment in another investee company of NTT DoCoMo, Inc.

The resignation of Mr. Kono is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.	The Board elected Mr. Setsuya Kimura as a director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Tatsu Kono.

Mr. Setsuya Kimura was also appointed as member of the Governance and Nomination, Executive Compensation and Technology Strategy Committees, and as Advisor of the Audit Committee, effective immediately.

Mr. Setsuya Kimura is the Executive Director of Strategic Investment & Alliance, Global Division of NTT DoCoMo, Inc. Prior to that, he served as Director of Network Department of NTT DoCoMo, Inc. He also served as Regional CEO, Asia Pacific of NTT Communications and President & CEO of NTT Singapore Pte Ltd from 2007 to 2009, and as President & CEO of NTT Communications (Thailand) Co. Ltd from 2003 to 2007. Prior to that, he occupied various management positions in Nippon Telephone and Telegraph Company. Mr. Kimura obtained his Bachelor’s Degree in Civil Engineering from Hokkaido University.

3.	The Board approved the amendments to the Seventh Article of the Articles of Incorporation of the Company, sub-classifying the Company’s Preferred Capital Stock into Voting Preferred Stock consisting of 150,000,000 shares, each with a par value of P1.00 and Non-Voting Serial Preferred Stock consisting of 807,500,000 shares, each with a par value of P10.00, subject to the procurement of the requisite stockholders’ approval. A copy of the related press release is attached hereto.

4.	The Board called for a special stockholders’ meeting on September 20, 2011 (the “Special Stockholders Meeting”) for the purpose of seeking approval of the amendments to the Articles of Incorporation as aforementioned. The Board has set July 22, 2011 as the record date for the purpose of determining the stockholders entitled to receive notice of and to vote at the Special Stockholders Meeting. The requisite Notice and Agenda and Information Statement will be submitted to the Securities and Exchange Commission for clearance in due course and prior to distribution to the Company’s stockholders.

5.	The Board declared the following cash dividends out of the Company’s audited unrestricted retained earnings as at December 31, 2010, which are sufficient to cover the total amount of dividends declared:

Exhibit 1

PLDTpressrelease

PLDT BOARD APPROVES CREATION OF
VOTING PREFERRED SHARES

MANILA, PHILIPPINES: 5TH July 2011 — The Board of Directors of Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) approved today the creation of a new class of redeemable preferred shares with full voting rights which may only be subscribed and owned by Philippine nationals (the “Voting Preferred Shares”). When the Voting Preferred Shares are issued, the resulting capital structure of PLDT will be aligned with, and identical to, the current capital structure of many listed Philippine companies engaged in businesses such as the operation of public utilities, mining, and land development.

PLDT maintains that its current share structure fully complies with the Constitution. Although the Supreme Court decision in Gamboa vs. Teves, et al is not final and still subject to reconsideration, the Supreme Court’s ruling, until reversed, could disrupt PLDT’s operations and transactions. To safeguard the interests of its consumers, shareholders, holders of its securities and lenders, the Board of Directors of PLDT approved amendments to the Amended Articles of Incorporation of PLDT (the “Articles”) that will authorize the Board of Directors of PLDT to issue the Voting Preferred Shares as and when the Board determines such issuance to be necessary to protect the interests of PLDT and its stakeholders. The issuance of the Voting Preferred Shares will result in an expanded voting capital in PLDT consisting of Common Shares and Voting Preferred Shares.

The foregoing amendments to the Articles will be subject to approval by the stockholders of PLDT owning two-thirds of the total outstanding shares. After the approval of the amendments by the PLDT shareholders, up to 150,000,000 Voting Preferred Shares could be initially issued by the Board of Directors of PLDT to the Beneficial Trust Fund of PLDT and other Philippine nationals. When issued, the 150,000,000 Voting Preferred Shares will be about 45% of the expanded voting shares of PLDT and the total foreign equity in PLDT’s expanded voting shares will be reduced from the current 64% to about 36%.

PLDT’s Chairman, Manuel V. Pangilinan, said, “PLDT believes that its current share structure is in full compliance with the Constitution, all applicable laws and regulations and various opinions of the Securities and Exchange Commission and it is prepared to exercise all its legal options in relation to the Supreme Court’s ruling in the Gamboa case. In the meantime, PLDT wants to assure all its stakeholders, particularly its customers, that it will be business as usual for PLDT. We assure our shareholders and the general public that they will continue to reap the benefits from PLDT’s continued services.”

###

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Page 5 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 6, 2011